UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 000-50535

NOTIFICATION OF LATE FILING	CUSIP NUMBER 45665U 10 4

(Check one):  [  ] Form 10-K

[  ] Form 20-F

[  ] Form 10-Q

[  ] Form N-SAR

For Period Ended:

[X]

Transition Report on Form 10-K

[  ]

Transition Report on Form 20-F

[  ]

Transition Report on Form 11-K

[  ]

Transition Report on Form 10-Q

[  ]

Transition Report on Form N-SAR

[X]

For the Transition Period Ended:      December 31, 2003

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herewith.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

        Infinium Labs, Inc.

Full Name of Registrant

Former Name if Applicable

       2033 Main Street, Suite 309

Address of Principal Executive Office (Street and Number)

        Sarasota, Florida 34237

City, State and Zip Code

PART II —  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III —  NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 5, 2004, the registrant acquired Infinium Labs Operating Corporation, a Delaware corporation formerly known as Infinium Labs Corporation (“Old Infinium”), through a merger of Global Infinium Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the registrant (the “Merger Sub”), with and into Old Infinium (the “Merger”).  When the registrant was finalizing its Form 10-KSB for filing on March 30, 2004, it discovered a Securities and Exchange Commission (“SEC”) policy which may require the registrant to file a transition report on Form 10-KSB or 10-QSB (the “Transition Report”) with financial statements of Old Infinium for the period from November 1, 2003 through December 31, 2003.  If such SEC policy applies, the Transition Report may be required to be filed as early as 90 days following the consummation of the acquisition, or April 5, 2004.  Because the registrant was previously unaware of the existence of the SEC policy, it had not prepared the required financial statements and could not do so without unreasonable effort and expense between the period when it learned of the policy on March 30, 2004 and the date that the Transition Report may have been required to be filed on April 5, 2004.  This Form 12b-25 is being filed to permit the registrant to remain in compliance with SEC requirements if a Transition Report was due on April 5, 2004.  If the registrant determines that a Transition Report was due on April 5, 2004, the registrant intends to file such report on or before April 20, 2004, if the registrant determines that a transition report on Form 10-KSB is required, or April 12, 2004, if the registrant determines that a transition report on Form 10-QSB is required.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

                   Terrance F. Taylor

        941

                        917-0788

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?  If answer is no, identify report(s).

Yes  [X]

No [  ]

 (3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ]  No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Infinium Labs, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                     April 6, 2004

By:  /s/ Terrance F. Taylor

Terrance F. Taylor

Acting Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).